Exhibit 12.1
Energy Conversion Devices, Inc.
Ratio of Earnings to Fixed Charges
(Except Ratios, all numbers in thousands)

	Fiscal Year Ended June 30,
	2010	2009	2008	2007	2006

Earnings
Income/(loss) from continuing operations before income taxes	$(457,998)	$10,022	$4,009	$(25,231)	$(18,910)

Add:
Amortization of capitalized interest	1,827	1,770	551	283	71
Fixed charges	28,730	27,342	3,347	2,433	1,169

Less:
Capitalized interest	(570)	(12,186)	(2,686)	(2,122)	(706)

Total Earnings	$(428,011)	$26,948	$5,221	$(24,637)	$(18,376)

Fixed Charges
Interest and debt expense	$27,509	$14,683	$165	$3	$197
Capitalized interest	570	12,186	2,686	2,122	706
Interest portion of fixed rent	651	473	496	308	266

Fixed Charges	$28,730	$27,342	$3,347	$2,433	$1,169

Ratio of Earnings to Fixed Charges (1)	—	0.99	1.56	—	—

(1)	Total earnings for the years ended June 30, 2006, 2007 and 2010 are not sufficient to cover fixed charges. As a result, the ratio of earnings to fixed charges has not been computed for these periods.